SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2022

Commission File Number: 001-36349

                  MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

On November 28, 2022, MediWound Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on the following 4 proposals:

(1)
To approve the renewal for an additional three-year period of an updated version of the compensation policy for the executive officers and directors of the Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law;

(2)
To approve an amendment to Article 6 of the Company’s Amended and Restated Articles of Association, as amended, that increases the Company’s authorized share capital from (i) 500,000 New Israeli Shekels, or NIS, consisting of 50,000,000 ordinary shares, par value NIS 0.01 per share, to (ii) NIS 900,000, consisting of 90,000,000 ordinary shares, par value NIS 0.01 per share;

(3)
To approve a reverse share split of the Company’s ordinary shares in a range of between 5:1 and 10:1, to be effected at the discretion of, and at such ratio and on such date as shall be determined by, the Company’s board of directors, or the Board, within 12 months of the Meeting, and to amend the Company’s Amended and Restated Articles of Association accordingly; and

(4)
To approve the compensation terms of Mr. Nachum (Homi) Shamir in his capacity as Chairman of the Board, as previously approved by the Board on August 18, 2022, effective as of the date of his appointment.

Each of the proposals was described in more detail in the Company’s proxy statement for the Meeting that was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on October 21, 2022. On October 21, 2022, the record date for the Meeting (the “Record Date”), there were 40,735,197 ordinary shares issued and outstanding. At the Meeting, there were present in person or by proxy, 22,365,017 of the Company’s outstanding ordinary shares, representing approximately 54.91% of the Company’s ordinary shares issued and outstanding as of the Record Date. Under the Company’s amended and restated Articles of Association, the Meeting was properly convened and a quorum was present.

Based on the voting results and the majority requirements for the proposals under the Israeli Companies Law, 5759-1999 and the Company’s amended and restated Articles of Association, each of Proposals 1 through 4 was approved.

The content of this report on Form 6-K (including the information contained in Exhibit 99.1, but excluding quotes of senior management of the Company) is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the SEC on April 28, 2014, March 24, 2016, March 19, 2018, March 25, 2019, February 25, 2020 May 15, 2021 and August 9, 2022  (Registration Nos. No. 333-195517, 333-210375, 333-223767, 333-195517, 333-210375, 333-230487, 333-236635, 333-255784, and 333-266697 respectively) and on Form F-3 filed with the SEC on May 25, 2022 (Registration No. 333-265203).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: November 28, 2022	By:	/s/ Boaz Gur-Lavie
	Name:	Boaz Gur-Lavie
	Title:	Chief Financial Officer